UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (“Amendment No. 1”), Amendment No. 2 filed on March 15, 2007 (“Amendment No. 2”), Amendment No. 3 filed on March 30, 2007 (“Amendment No. 3”), Amendment No. 4 filed on April 10, 2007 (“Amendment No. 4”), and Amendment No. 5 filed on April 12, 2007 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Amendment No. 6, the Schedule 13D shall remain in full force and effect.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On April 30, 2007, NBCU and CLP submitted to the Board a letter (the “April 30 Proposal Letter”) addressing the remaining issues raised by the special committee of the Board with respect to certain aspects of the terms of the Proposed Transaction. The following is a summary of the changes to the prior proposal (the Letter, the Term Sheet, the Revised Proposal Letter, the Modified Proposal and the Third Proposal Letter being also amended to the extent set forth in the April 30 Proposal Letter):

•	Consistent with the terms of the Third Proposal Letter, if holders of more than 50% of each of the 14¼% Preferred Stock and 9¾% Preferred Stock tender in the exchange offer, then:

(i)
holders of 14¼% Preferred Stock that choose to exchange their entire position would receive securities representing 80% of the face amount of the securities they currently hold (based on the accreted value as of May 15, 2006), consisting of Series A Convertible Subordinated Debt in a principal amount equal to 70% of the face amount of their securities, and Series A Convertible Preferred Stock in a face amount equal to 10% of the face amount of their securities, which would rank senior to all currently outstanding preferred stock of the Issuer; and

(ii)
holders of 9¾% Preferred Stock that choose to exchange their entire position would receive securities representing 50% of the face amount of the securities they currently hold (based on the accreted value as of September 30, 2006), consisting of Series A Convertible Subordinated Debt in a principal amount equal to 40% of the face amount of their securities and Series A Convertible Preferred Stock in a face amount equal to 10% of the face amount of their securities.

•	However, if holders of 50% or less of either the 14¼% Preferred Stock or the 9¾% Preferred Stock tender in the exchange offer, then:

(i)    holders of 14¼% Preferred Stock that choose to exchange their entire position would receive securities representing 80% of the face amount of the securities they currently hold (based on the accreted value as of May 15, 2006), consisting of Series A Convertible Subordinated Debt in a principal amount equal to 75% of the face amount of their securities, and newly issued Series B Convertible Preferred Stock of the Issuer (“Series B Convertible Preferred Stock”), in a face amount equal to 5% of the face amount of their securities, which would rank pari passu with preferred stock of the Issuer owned by CM; and

(ii)    holders of 9¾% Preferred Stock that choose to exchange their entire position would receive securities representing 50% of the face amount of the securities they currently hold (based on the accreted value as of September 30, 2006), consisting of Series A Convertible Subordinated Debt in a principal amount equal to 45% of the face amount of their securities and Series B Convertible Preferred Stock in a face amount equal to 5% of the face amount of their securities.

•	The interest rate on the Series A Convertible Subordinated Debt would be increased from 7% to 11%.

•	Both the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock would earn dividends at an annual rate of 12%.

•
The Series A Convertible Subordinated Debt, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock would not be callable. The securities would not be mandatorily convertible in the first year, but would be mandatorily convertible in the second year, at 102% of the conversion price and in the third year at 101% of the conversion price. Thereafter, the securities would be mandatorily convertible at 100% of the conversion price.

In addition, the revised proposal now contemplates that the Issuer would commence the exchange offer as promptly as practicable following commencement of the tender offer, and the consummation of the exchange offer is no longer conditioned upon receipt of FCC approval.

Further, in addition to the $100 million of cash that CM had previously committed to invest in the Issuer, CM has agreed to invest additional capital in the Issuer to cover the Issuer’s transaction expenses. The revised proposal also contemplates that CM will invest the $100 million it had previously committed to invest in the Issuer in conjunction with the commencement of the tender offer rather than following the closing of the Proposed Transaction. CM will receive newly issued Series B Convertible Subordinated Debt of the Issuer in respect of these investments.

With respect to expenses, each of CM and NBCU has agreed to pay for the legal and financial advisory expenses incurred on its behalf and therefore the Issuer will no longer be required to cover these expenses.

The foregoing description of the April 30 Proposal Letter is not complete and is subject to the terms of the April 30 Proposal Letter, a copy of which is attached hereto as Exhibit 99.12 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7. Material to be Filed as Exhibits.

Exhibit	Description

99.12	Letter, dated April 30, 2007, from NBC Universal, Inc. and Citadel Limited Partnership, addressed to the Board of Directors of ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

CIG MEDIA LLC
By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld
Managing Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld
Managing Director and Deputy General Counsel

KENNETH GRIFFIN

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld
Managing Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.